SECI



19005959

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/26/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNSTEIN HEBERT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 MADISON AVE 20TH FL
(No. and Street)

NEW YORK (City) NY (State) 10065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

200 MAMARONECK AVE, SUITE 502, WHITE PLAINS, NY 10601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KD. RMS

OATH OR AFFIRMATION

I, DANIEL B HEBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNSTEIN HEBERT SECURITIES LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAVITA HALKETT
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6195417
Qualified in Nassau County
Commission Expires October 20, 2020

Signature

CEO

Title

2.27.19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNSTEIN HEBERT SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE PERIOD
SEPTEMBER 26, 2018 THROUGH DECEMBER 31, 2018

BERNSTEIN HEBERT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD SEPTEMBER 26, 2018 THROUGH DECEMBER 31, 2018

TABLE OF CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Bernstein Hebert Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bernstein Hebert Securities, LLC as of December 31, 2018, the related statements of operations, changes in members' capital, and cash flows for the period then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bernstein Hebert Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bernstein Hebert Securities, LLC's management. Our responsibility is to express an opinion on Bernstein Hebert Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bernstein Hebert Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirement under SEC Rule 15c3-3, and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Bernstein Hebert Securities, LLC's financial statements. The supplemental information is the responsibility of Bernstein Hebert Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirement under SEC Rule 15c3-3, and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates LLP

This is the initial year we are serving as auditors for Bernstein Hebert Securities, LLC.

White Plains, New York

February 28, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets	
Cash	$ 21,218
Prepaid Expenses	2,253
Total Assets	$ 23,471

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts Payable and Accrued Expenses	$ 13,382
Total Liabilities	13,382
Member's Capital	10,089
Total Liabilities and Member's Capital	$ 23,471

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 26, 2018 THROUGH DECEMBER 31, 2018

Revenues		
Finder's Fees	$	3,000,000
Interest Income		24
Total Revenues		3,000,024
Expenses		
Professional Fees		44,160
Regulatory Fees		8,830
Insurance Expenses		206
Total Expenses		53,196
Net Income	$	2,946,828

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD SEPTEMBER 26, 2018 THROUGH DECEMBER 31, 2018

Balance - Inception to September 25, 2018	$	38,261
Member's Contributions		25,000
Net Income		2,946,828
Member's Distribution		(3,000,000)
Balance - December 31, 2018	$	10,089

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 26, 2018 THROUGH DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net Income		$ 2,946,828
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
Increase in Prepaid Expenses	(692)	
Increase in Accounts Payable and Accrued Expenses	12,140	
		11,448
Net Cash Provided By Operating Activites		2,958,276
Cash Flows From Financing Activities		
Member's Contributions	25,000	
Member's Distribution	(3,000,000)	
Net Cash Used In Financing Activities		(2,975,000)
Net Decrease in Cash		(16,724)
Cash - Beginning of Period		37,942
Cash - End of Period		$ 21,218

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Bernstein Hebert Securities, LLC (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of September 26, 2018. The Company primary business includes providing merger and acquisition advisory services and private placement of securities.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:
Income are recorded when earned. The Company records its Finder's Fee upon the completion of the transaction.

(B) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, the Company has a cash balance of $21,218.

(C) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration of Credit Risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (2) Summary of significant accounting policies – cont'd

(F) New Accounting Pronouncements:

During 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs. ASU 2014-09 clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. ASU 2014-09 prescribes a five steps process to accomplish this core principle, including;

- Identification of the contract with the customers;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as the Company satisfies the identified performance obligation(s)

The Company records its Finder's Fee upon the completion of the transaction. As this satisfies the only performance obligation identified in accordance with the standard.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the impact that adoption of the new accounting guidance may have on its financial statements.

(G) Subsequent events evaluation:

Management has evaluated subsequent events through February 28, 2019 the date the financial statements were available to be issued.

Note (3) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $7,836 which exceeded its requirement of $5,000 by $2,836. The Company had a ratio of aggregate indebtedness to net capital of 1.71 to 1 at December 31, 2018.

BERNSTEIN HEBERT SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2018

SCHEDULE I

Members Capital		$	10,089
Non-allowable Assets:			
Prepaid Expenses	2,253		
Total Non-Allowable Assets			2,253
Net Capital			7,836
Minimum Net Capital Requirement - the greater of $5,000 or 12.5% of aggregate indebtness of $13,382			5,000
Excess Net Capital		$	2,836
Percentage of Aggregate Indebtness to Net Capital			170.78%
Schedule of Aggregate Indebtedness:			
Accounts Payable and Accrued Expenses	$ 13,382		
Total Aggregrate Indebtedness		$	13,382
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31, 2018):			
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report	12,336		
Adjustment affecting gross income	3,000,000		
Adjustment affecting operating expenses	(4,500)		
Adjustment affecting capital withdrawal	(3,000,000)		
Net Capital per above	$ 7,836		

BERNSTEIN HEBERT SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activiites are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

BERNSTEIN HEBERT SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE COMPANY'S EXEMPTION REPORT

To the Board of Directors and Member
of Bernstein Hebert Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bernstein Hebert Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bernstein Hebert Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(i) (exemption provisions) and (2) Bernstein Hebert Securities, LLC stated that Bernstein Hebert Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bernstein Hebert Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bernstein Hebert Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates LLP

White Plains, New York

February 28, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

BERNSTEIN HEBERT SECURITIES, LLC
655 Madison Avenue, 20th Fl
New York, NY 10065

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

To the best knowledge and belief of Bernstein Hebert Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent year ending December 31, 2018.



Daniel B. Hebert
CEO

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Bernstein Hebert Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bernstein Hebert Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Bernstein Hebert Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period ended December 31, 2018. Bernstein Hebert Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the period ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bernstein Hebert Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the period ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bernstein Hebert Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 28, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69935
BERNSTEIN HEBERT SECURITIES LLC
655 MADISON AVE 20th FLOOR
NEW YORK, NY 10065

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,500

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

____
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 4,500

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,500

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BERNSTEIN HEBERT SECURITIES LLC
(Name of Corporation, Partnership or other organization)

Daniel B. Hebert
(Authorized Signature)

CEO
(Title)

Dated the 27 day of FEBRUARY, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Bernstein Hebert Securities LLC

Amounts for the fiscal period
beginning 9-26-18
and ending 12-31-18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,000,024

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — -0-

2d. SIPC Net Operating Revenues — $ 3,000,024

2e. General Assessment @ .0015 — $ 4,500

(to page 1, line 2.A.)